Exhibit 99.1

Nebius Group to build leading European AI infrastructure company

●	Founded and led by visionary tech entrepreneur Arkady Volozh
●	Core business is an AI-centric cloud platform built for intensive AI workloads
●	Built around R&D backbone of more than a thousand highly skilled AI engineers
●	HQ in Amsterdam, with R&D and commercial hubs in Europe, the US and Israel

Amsterdam, the Netherlands, July 16, 2024 – Today we are launching Nebius Group, a tech company that aims to become a leading European provider of infrastructure and services to AI builders globally.

We are building full-stack infrastructure to service the explosive growth of the global AI industry, including large-scale GPU clusters, cloud platforms, tools and services for developers.

Arkady Volozh, the founder of Nebius Group, said:

“We now have an exciting opportunity to invest in building the leading AI infrastructure player in Europe with a multi-billion annual revenue potential.

“Overcoming the current AI infrastructure deficit is a challenge for the entire industry if the AI revolution is to deliver on its promise. This is something foundational, like the railways in the industrial revolution.

“What we bring is a unique and specific combination of expertise to address some of the fundamental bottlenecks in AI today. This is technology for technologists – for those building AI today. We call it our T2T model.

“Over the past two years we have been pivoting to new business models, developing original technologies, code and systems, and finding fresh opportunities for growth. Today, our businesses already operate and serve customers worldwide.

“One of our greatest assets is our engineers, who have worked together for years in big tech creating world-class infrastructure, and have deep expertise in developing AI technologies. The resilience and commitment that they and the whole team have shown over the past two years is truly inspiring.

“Europe’s challenge in the global AI race is competing for talent. This is what we have – very smart and talented people, capable of creating essential innovative technologies.”

The core asset is Nebius (https://nebius.ai/), an AI-centric cloud business, building a large-scale network of GPU clusters around the world. Nebius is purpose-built to give AI developers the compute, storage, managed services and tools they need to successfully train, develop and run their models.

The group is also developing three other businesses that will operate under their own distinctive individual brands:

●	Toloka AI (https://toloka.ai/), a data partner for all stages of generative AI development, from training to evaluation;
●	TripleTen (https://tripleten.com/), a leading edtech player in the US and other markets, re-skilling people for careers in tech;

●	Avride (https://www.avride.ai/), one of the most experienced teams developing autonomous driving technology for self-driving cars and delivery robots.

Today we have published an extended description of Nebius Group and our businesses on our interim investor relations website here (https://storage.ai.nebius.cloud/app-static/ir-www/assets/pdf/Nebius Group_overview_16-07-2024.pdf).

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Contacts

Investor Relations
askir@nebius.com

Media Relations
media@nebius.com

Disclaimer

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. All statements contained or implied in this press release other than statements of historical facts, including, without limitation, statements regarding our business plans, market opportunities, capital expenditure requirements, financing requirements and projected financial performance, are forward-looking statements. We can provide no assurance that we will be successful developing our retained or new businesses or achieving our goals in line with our plans. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, our ability to successfully operate and develop a fundamentally different, early-stage group; to implement our business plans; to continue to successfully capture customers; to continue to successfully obtain required supplies of hardware on acceptable terms; and to obtain any further debt or equity financing that may be necessary to achieve our objectives. Many of these risks and uncertainties depend on the actions of third parties and are largely outside of our control. Notwithstanding the sale of our Russian businesses, we also continue to be subject to many of the risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023 and “Risk Factors” in a shareholder circular filed as Exhibit 99.2 to a Report on Form 6-K filed with the U.S. Securities and Exchange Commission (SEC) on February 8, 2024, which are available on our investor relations website at https://nebius.group and on the SEC website at www.sec.gov. All information in this release is as of July 16, 2024, and the company undertakes no duty to update this information unless required by law.